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                               February 23, 1998

Dear Shareholder:

  I am pleased to advise you that on February 18, 1998, the Company entered into an Agreement and Plan of Merger with EastGroup Properties Inc. EastGroup is an industrial REIT publicly traded on the New York Stock Exchange. Under the terms of the Agreement, EastGroup Properties has agreed to purchase your shares at a price of $10 per preferred share, and $8.50 per common share, pursuant to a formal tender offer.

  The Board of Trustees of the Company has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. We have approved the Agreement and Plan of Merger, the Offer and the Merger, and we recommend that the Company's shareholders accept the Offer and tender their shares pursuant to the Offer.

  Enclosed with this letter is additional information with respect to the Agreement and Plan of Merger. We ask that you read the information carefully. Thank you for the opportunity to represent your interests in connection with your investment in the Company.

                                          Sincerely,

                                          /s/ Christopher J. Doherty
                                          -------------------------------------
                                          Christopher J. Doherty
                                          Chairman